Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 15 DATED JANUARY 7, 2022

TO THE OFFERING CIRCULAR DATED JUNE 29, 2021

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated June 29, 2021, as filed by us with the Securities and Exchange Commission on June 30, 2021 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Acquisitions”:

NV Energy NNN – Las Vegas, Nevada

As previously disclosed, on July 9, 2020, we acquired a $6,000,000 joint-venture limited partnership equity investment (the “Equity Investment”) in an entity that owns a single-tenant, triple-net leased office asset in Las Vegas, Nevada (the “Property”). We acquired the Equity Investment from Power House Holdings, LLC (“Power House Holdings”). Power House Holdings is a special purpose entity that serves as the sole owner of another special purpose entity, which acquired the Property for $33,350,000.

In July 2021, we received an unsolicited offer by the sponsor, Power House Holdings, to acquire the Equity Investment. Pursuant to such offer, in September 2021, a redemption agreement (the “Redemption Agreement”) was executed for the acquisition of the Equity Investment by an entity that is a wholly-owned subsidiary of the sponsor of the transaction in the amount of $10,146,051, plus any accrued net income from the Property (the “Redemption Amount”). The Redemption Amount has an implied Property value of $49,960,450. Also, as previously disclosed, in connection with the disposition, Power House Holdings agreed to pay a disposition fee on behalf of the Company to our manager, RM Adviser, LLC, in an amount equal to 1.00% of the $49,960,450. Pursuant to the Redemption Agreement, Power House Holdings redeemed the Equity Investment on December 31, 2021. We anticipate an additional payment in 2022 for accrued net income.

As previously disclosed, the Property was originally acquired for $33,350,000, or $114 per square foot. The Equity Investment was redeemed at an implied Property value of $49,960,450, or $171 per square foot, reflecting a 49.8% increase. The initial underwriting for the Property projected an investor-level internal rate of return (“IRR”) of 13.4%, a 2.0x equity multiple and 10.8% average cash-on-cash return throughout a 7-year hold period. Based on the Redemption Amount, the Equity Investment achieved approximately a 53.2% investor-level IRR, a 1.8x equity multiple and a 119.9% average cash-on-cash return over the 1.5-year hold period.